129-82-2238

SENNEN RESOURCES LTD.
SUITE 408 – 837 WEST HASTINGS ST.
VANCOUVER, B.C., V6C 3N6
TEL: 604/685-6851 FAX: 604/685-6493



03024356

June 25, 2003

SUPPL


SEC MAIL PROCESSING
RECEIVED
JUL - 7 2003
WASH, D.C. 188 SECTION

BC Securities Commission
PO Box 10142
Pacific Centre
701 West Georgia St.
Vancouver, B.C.
V7Y 1L2

Attention: **Statutory Filings**

Dear Sir or Madam:

Re: **Sennen Resources Ltd. (the "Company")**
Quarterly Report for the Period Ended April 30, 2003

PROCESSED
JUL 17 2003
THOMSON FINANCIAL

We confirm that the quarterly financial statements for the period ended April 30, 2003 has been mailed to Shareholders in accordance to National Policy 41.

We trust that you will find the above to be in order.

Yours truly,

SENNEN RESOURCES LTD.

Signed: *"Barbara Dunfield"*

Barbara Dunfield
CORPORATE SECRETARY

cc: TSX Venture Exchange – Via SEDAR
Davidson & Company – Chartered Accountants
✓Securities & Exchange Commission
DuMoulin Black – Legal Counsel

dlw 7/9



British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F
(previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED			DATE OF REPORT Y	M	D
SENNEN RESOURCES LTD.	03	04	30	03	06	23

ISSUER ADDRESS
#408 – 837 WEST HASTINGS STREET

CITY/	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
VANCOUVER	B.C.	V6C 3N6	604-685-6493	604-685-6851

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
IAN ROZIER	DIRECTOR	604-685-6851

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y	M	D
[signature]	IAN T. ROZIER	03	06	23
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y	M	D
[signature]	DOUGLAS B. HYNDMAN	03	06	23

SENNEN RESOURCES LTD.
CONSOLIDATED QUARTERLY REPORT
APRIL 30, 2003

(Prepared by Management without Audit)

SENNEN RESOURCES LTD.
CONSOLIDATED BALANCE SHEETS **SCHEDULE A**
(Prepared by Management without Audit)

ASSETS	**Apr. 30, 2003**	**Jan. 31, 2003**
CURRENT ASSETS		
Cash	$ 194,761	$ -
Accounts Receivable	1,978	7,627
Prepaid Expenses	16,311	16,311
Total Current Assets	213,050	23,938
DEPOSITS	25,809	25,809
CAPITAL ASSETS	30,664	33,150
MINERAL PROPERTY	29,743	-
COAL PROPERTIES	1	1
	$ 299,267	$ 82,898
LIABILITIES		
CURRENT LIABILITIES		
Bank Indebtedness	$ -	$ 5,370
Accounts Payable and Accrued Liabilities	26,552	31,984
Current Portion of Capital Lease	3,346	3,664
Due to Related Party	-	50,000
	29,898	91,018
CAPITAL LEASE	23,050	23,619
	52,948	114,637
SHAREHOLDERS' EQUITY		
Capital Stock	8,404,692	8,085,692
Deficit	(8,158,374)	(8,117,431)
	246,318	31,739
	$ 299,266	$ 82,898

APPROVED BY THE DIRECTORS:

Signed: 

Douglas Hyndman

Signed: 

Ian T. Rozier

SENNEN RESOURCES LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
FOR THE THREE MONTHS ENDED APRIL 30
(Prepared by Management without Audit)

SCHEDULE A

	2003	2002
REVENUE		
Interest	$ 120	$ -
EXPENSES		
Accounting & Audit	400	1,425
Amortization of Capital Assets	2,486	1,169
Bank Charges & Interest	764	10,806
Consulting	21,000	21,000
Currency Exchange (Gain)	12	1,482
Investor Relations	2,055	-
Legal	1,853	304
Listing & Filing Fees	2,900	2,506
Office Rent	3,600	-
Office Supplies and Sundry	665	-
Transfer Agent Fees	664	488
Travel & Related Costs	4,663	6,535
TOTAL EXPENSES	41,062	45,715
LOSS FOR THE PERIOD	40,942	45,715
DEFICIT, BEGINNING OF PERIOD	8,117,431	2,336,322
DEFICIT, END OF PERIOD	$8,158,373	$2,382,037
LOSS PER SHARE	$ 0.00	$ 0.00

SENNEN RESOURCES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOW
FOR THE THREE MONTHS ENDED APRIL 30
(Prepared by Management without Audit)

SCHEDULE A

	2003	2002
CASH PROVIDED BY (USED FOR):		
OPERATING ACTIVITIES		
Net Loss (Gain) for the Period	$ (40,942)	$ (45,175)
Amortization	2,486	1,169
Change in Non-Cash Operating Working Capital	(102)	20,175
	(38,558)	(23,831)
INVESTING ACTIVITIES		
Mineral Property Acquisition	(29,743)	-
Deferred Exploration Costs-Coal Project	-	(27,925)
Deposits	-	9,421
	(29,743)	(18,504)
FINANCING ACTIVITIES		
Advance from Related Party	(50,000)	(20,000)
Capital Stock Issued for Cash	319,000	-
Capital Lease	(569)	(2,324)
	268,431	(22,324)
INCREASE (DECREASE) IN CASH	200,130	(64,659)
CASH POSITION, BEGINNING OF PERIOD	(5,369)	171,130
CASH POSITION, END OF PERIOD	$ 194,761	$ 106,471

Supplemental Disclosure for Non-Cash Investing and Financing Activities: Nil

SENNEN RESOURCES LTD.
SCHEDULE OF MINERAL PROPERTIES
FOR THE THREE MONTHS ENDED APRIL 30, 2003
(Prepared by Management without Audit)

SCHEDULE A

Makapa, Guyana	$	29,743

1. NATURE AND CONTINUANCE OF OPERATIONS

The Company was incorporated under the laws of the Province of British Columbia and its principal business activities include the acquisition and development of mineral properties. To date, the Company has not earned significant revenues and is considered to be in the development stage.

The recoverability of the amounts comprising mineral properties and deferred development costs are dependent upon the confirmation of economically recoverable reserves, the ability of the Company to obtain necessary financing to successfully complete exploration and development and upon future profitable production.

These financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. Continued operations of the Company are dependent on the Company's ability to receive continued financial support, complete public equity financings, or generate profitable operations in the future.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Huisan Inc., Ribfield PTY. Ltd. and Sennen Resources (Barbados) Ltd. All significant inter-company balances and transactions have been eliminated upon consolidation.

SENNEN RESOURCES LTD.
QUARTERLY REPORT APRIL 30, 2003
(Prepared by Management without Audit)
SCHEDULE B
SUPPLEMENTARY INFORMATION

1. For the Fiscal Year to Date:

   For information on administrative expenditures and deferred exploration, refer to Schedule A.

   Related Party Transactions:

   a) Consulting fees of $18,000 were paid to companies controlled by directors of the Company.

2. For the period under review:

   a) Securities Issued: 1,100,000 common shares were issued pursuant to the exercise of warrants for net proceeds of $319,000.

   b) Options Granted: Nil.

3. As at April 30, 2003:

   a) Authorized Capital: 100,000,000 common shares without par value.
   Issued Capital: 23,930,727 common shares without par value.

   b) Employee and director incentive stock options were outstanding enabling the optionee to acquire the following number of shares:

Number of Shares	Price	Expiry Date
2,800,000	$0.20	November 14, 2003
100,000	$0.25	October 7, 2004

   c) The Company has outstanding share purchase warrants to acquire shares as follows:

1,000,000	$0.25	January 27, 2004

   d) Total number of shares in escrow or subject to a pooling agreement – Nil

   e) List of Directors and Officers:
   Ian T. Rozier, Director
   James Robertson, Director
   Douglas B. Hyndman, President & Director
   Paul A. Ray, Director
   Barbara Dunfield, Secretary

SENNEN RESOURCES LTD.
QUARTERLY REPORT APRIL 30, 2003
(Prepared by Management without Audit)
SCHEDULE C
MANAGEMENT DISCUSSION & ANALYSIS

Management Discussion and Analysis:

The following discussion of the operating results and financial position of the Company should be read in conjunction with the consolidated financial statements and related notes thereto

Results of Operations:

The primary operations of the Company consist of acquiring and maintaining mineral resource properties.

On March 10, 2003, the Company, through its wholly owned subsidiary, Sennen Resources (Barbados) Ltd., entered into an agreement to acquire an option to purchase the shares of Makapa Mining Inc. ("Makapa"), a Guyana company that owns mineral rights over 803,410 acres in northwestern Guyana. The acquisition of the Five Star Geological and Geophysical Survey Permit covering 764,000 acres, and the Makapa Prospecting Licence covering 2,500 acres will be through the acquisition of 100% of the shares in Makapa Mining Inc. ("MMI") from Makapa Minex Inc. ("Minex"), a company incorporated in the British Virgin Islands.

The Five Star/Makapa Mining Project is located in northwest Guyana, adjacent to the border with Venezuela. The property, like most of the known gold deposits discovered in the region, lies immediately north of the most significant structural corridor of the Guiana Shield, the Central Guiana Shear Zone, and its western expression in Guyana, the Makapa-Kuribrong Shear Zone. The presence of several intrusions mapped within the greenstone sequences at Makapa and their proximity to major structures are key to the discovery of large tonnage gold deposits in Guyana such as Omai.

On the Makapa P.L., quartz reefs and breccias in shears with very high-grade mineralization have been identified and will be explored to determine their potential for high-grade gold lode deposits. Potential analogues include shear-zone hosted (high-grade; low tonnage) deposits such as La Camorra. Also, a number of intrusives associated with the Makapa-Kuribrong deformation zone are considered targets for intrusive-hosted gold deposits such as Omai. At the Rosebel gold mine under construction by Cambior, the ore bodies occur in a network of cigar-shaped ore shoots in close proximity to shear zones; this setting is evident in both the Makapa Hills/Otumong River area and in the Barama East/Piai sectors of the concession. Five prospective areas have already been prioritized for immediate detailed exploration with one prospect targeted for mechanized trenching and drilling.

Approximately US$7,000,000 was expended on the concession in the mid 1990's and a vast amount of technical data was accumulated. The Company conducted technical due diligence on these data for over four months prior to reaching an agreement in order to evaluate the technical merits of the project and to determine an appropriate valuation for acquisition purposes.

The acquisition would be through the purchase of 100% of the shares in Makapa by Sennen Resources (Barbados) Ltd. from Makapa Minex Inc. ("Minex"). The terms of the acquisition of the Makapa shares are as follows;

(a) A payment of Fifty Thousand United States Dollars (US$50,000) to be paid on approval of the transaction by the TSX Venture Exchange (the "Exchange"); and

(b) Fifteen Million (15,000,000) common shares of Sennen to be issued to the shareholders of Minex, the three shareholders of Minex each receiving five million (5,000,000) shares, subject to the rules and provisions of the Exchange and/or any other regulatory restrictions that may apply.

(c) The Company must complete a Private Placement to raise at least Three Million (3,000,000) Canadian dollars prior to completion in order to meet the estimated costs of work programs in the first year.

The shares issued will be by staged release over time based on expenditures on the concession as follows:

(i) Three Million (3,000,000) shares (20%) within 10 days of approval by the Exchange.

(ii) Three Million (3,000,000) shares after expenditures of US$2,000,000.00.

(iii) Three Million (3,000,000) shares after expenditures of US$4,000,000.00 or after 2 years, whichever is the earliest.

(iv) Six Million (6,000,000) shares after expenditures of US$6,000,000.00, or after 3 years, whichever is the earliest.

There are no finder's fee applicable for this transaction.

On May 7th, 2003 the Company reported that it proposed to raise CDN$3,200,000 through a non-brokered Private Placement for 8 million units at $0.40 per unit. Each unit was to consist of one common share and one share purchase warrant that entitles the holder to purchase one additional share for $0.50 for a period of two years. Finder's fees would be payable on part of the private placement. As at June 23, 2003 the Private Placement under these terms had not been completed.

The Company continues to retain three coal deposits in Queensland Australia which, although in good standing, have been written down by the Company's auditors in order to comply with their Accounting Guideline book. Therefore, the exploration of the Makapa project in Guyana will be the main focus of the Company in the near term.

Liquidity and Cash Reserves:

At April 30, 2003 the Company had cash reserves of $194,761 compared to a cash deficit of $5,370 at January 31, 2003. Accounts payable decreased by $5,432 while the amount of $50,000 due to a related party was repaid during the period.

Investor Relations: The Company has no formal agreement in this regard with outside sources, although it has participated in various forms of investor relations internally and by providing Internet information to investors.

Related Party Transactions: Consulting fees of $18,000 were paid to companies controlled by directors of the Company.

Subsequent Events: Nil

Legal Proceedings: Nil

Respectfully submitted on behalf of
the Board of Directors

Signed:



Ian T. Rozier
Director